[redacted]

14047239

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SEC FILE NUMBER
8- 53073

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burt Martin Arnold securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2321 Rosecrans Ave, Suite 3285
(No. and Street)

El Segundo	California	90245
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Burt M. Arnold, President (310)-544-3545
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

StarkSchenkein, LLP
(Name – *if individual, state last, first, middle name*)

3600 South Yosemite Street, Suite 600	Denver	Colorado	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/27

OATH OR AFFIRMATION

I, Burt M. Arnold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burt Martin Arnold Securities, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MELISSA CRIADO
COMM. #1966069
NOTARY PUBLIC • CALIFORNIA
LOS ANGELES COUNTY
Commission Expires JAN. 8, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MELISSA CRIADO
COMM. #1966069
NOTARY PUBLIC • CALIFORNIA
LOS ANGELES COUNTY
Commission Expires JAN. 8, 2016

BURT MARTIN ARNOLD SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2013

StarkSchenkein, LLP

BURT MARTIN ARNOLD SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2013

Burt Martin Arnold Securities, Inc.
Table of Contents

StarkSchenkein, LLP
BUSINESS ADVISORS & CPAs

Independent Auditors' Report

To the Board of Directors of
Burt Martin Arnold Securities, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Burt Martin Arnold Securities, Inc. (the Company) as of December 31, 2013, and the related statements of operations, stockholder's equity, changes in subordinated borrowings, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3600 South Yosemite Street | Suite 600 | Denver, CO 80237 | P: 303.694.6700 | TF: 888.766.3985 | F: 303.694.6761 | www.starkcpas.com
An Independent Member of BKR International

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burt Martin Arnold Securities, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and III is fairly stated in all material respects in relation to the financial statements as a whole.

Stark Schenkein, LLP

Denver, Colorado
February 28, 2014

Burt Martin Arnold Securities, Inc.
Statement of Financial Condition
December 31, 2013

ASSETS

ASSETS		
Cash	$	498,307
Receivables from broker-dealers and clearing organizations		2,847,093
Other securities		740,977
Prepaid expenses and other assets		38,831
Receivables from employees		43,128
Due from stockholder		112,905
Property and equipment, net of accumulated depreciation of $138,610		177,721
	$	4,458,962

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	512,633
Trading deposit due from related party		112,836
Securities sold, not yet purchased		1,064,024
Subordinated loan from related party		1,100,000
Payables to broker-dealers and clearing organizations		849,379
Income taxes payable		14,872
		3,653,744
STOCKHOLDER'S EQUITY		
Common stock, $0.01 par value, 100,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		406,300
Retained earnings		397,918
		805,218
	$	4,458,962

The accompanying notes are an integral part of these financial statements.

Burt Martin Arnold Securities, Inc.
Statement of Operations
For The Year Ended December 31, 2013

REVENUES	
Commissions and floor brokerage	$ 1,803,100
Other trading revenues	8,607,208
Management fee and advisory revenues	9,201
Interest	3,481
Total revenues	10,422,990
EXPENSES	
Employee compensation	7,947,758
Clearing fees and costs	831,049
Office expenses	1,271,296
Professional fees	380,175
Travel and entertainment	68,113
Total expenses	10,498,391
NET LOSS BEFORE BENEFIT FOR INCOME TAXES	(75,401)
Income tax benefit	15,629
NET LOSS	$ (59,772)

The accompanying notes are an integral part of these financial statements.

Burt Martin Arnold Securities, Inc.
Statement of Stockholder's Equity
For The Year Ended December 31, 2013

	Common Stock		Additional		Total
	Number of Shares	Amount	Paid-in Capital	Retained Earnings	Stockholder's Equity
Balance, December 31, 2012	100,000	$ 1,000	$ 406,300	$ 457,690	$ 864,990
Net (loss)	-	-	-	(59,772)	(59,772)
Balance, December 31, 2013	100,000	$ 1,000	$ 406,300	$ 397,918	$ 805,218

The accompanying notes are an integral part of these financial statements.

Burt Martin Arnold Securities, Inc.
Statement of Cash Flows
For The Year Ended December 31, 2013

OPERATING ACTIVITIES	
Net (loss)	$ (59,772)
Adjustments to reconcile net (loss) to net cash provided by (used in) operating activities:	
Depreciation and amortization	8,606
Changes in:	
Receivables from broker-dealers and clearing organizations	(1,018,100)
Other securities	(677,296)
Prepaid expenses and other assets	(21,838)
Receivables from employees	(17,831)
Due from stockholder	(99,917)
Accounts payable and accrued expenses	124,835
Trading deposit due from related party	112,836
Securities sold, not yet purchased	799,215
Payables to broker-dealers and clearing organizations	459,309
Income taxes payable	(4,357)
Deferred tax liability	(35,318)
Net cash (used in) operating activities	(429,628)
INVESTING ACTIVITIES	
Purchases of property and equipment	(103,517)
Net cash (used in) investing activities	(103,517)
FINANCING ACTIVITIES	
Proceeds from related party subordinated debt	1,000,000
Net cash provided by financing activities	1,000,000
NET INCREASE IN CASH	466,855
CASH AT BEGINNING OF YEAR	31,452
CASH AT END OF YEAR	$ 498,307
SUPPLEMENTAL CASH FLOW INFORMATION:	
Cash paid for:	
Interest	$ -
Income taxes	$ 24,000

The accompanying notes are an integral part of these financial statements.

Burt Martin Arnold Securities, Inc.
Statement of Changes in Subordinated Borrowings
For The Year Ended December 31, 2013

Subordinated borrowings at January 1, 2013	$ 100,000
Increases	1,000,000
Decreases	-
Subordinated borrowings at December 31, 2013	$ 1,100,000

The accompanying notes are an intergral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Burt Martin Arnold Securities, Inc. (the Company), is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company, which was incorporated in the state of California on August 26, 1999, is based in El Segundo, California.

The Company's primary source of revenue is securities trading and market making. The Company also generates revenue by providing brokerage services to customers.

The Company is considered an introducing broker whereby customer orders are accepted but are cleared through one or more clearing organizations, which are unaffiliated with the Company. The Company is a fully-disclosed broker-dealer and, as such, is exempt from SEC Rule 15c3-3 under exemption provision paragraph (K) (2) (ii).

Revenue recognition

Brokerage commissions and market making, and principal transactions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Customers' securities and commodities transactions are reported on a settlement date basis.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash and cash equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. From time to time, the Company's cash account balances may exceed federally insured limits. The Company has not experienced any losses to date.

Property and equipment

Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the asset's estimated useful life of 5 to 15 years. Leasehold improvements are amortized over the shorter of the life of the improvement or the term of the lease. Total depreciation and amortization expense for the year ended December 31, 2013, was $8,606.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities owned and securities sold, not yet purchased

Securities owned, which are readily marketable, and securities sold, not yet purchased are recorded at estimated fair value. Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at contracted prices, thereby creating a liability to purchase the securities at prevailing market prices. Securities owned which are not readily marketable, are valued at estimated fair value as determined by management. The resulting difference between cost and estimated fair value is included in income (loss).

Income taxes

The Company accounts for income taxes in accordance with income tax accounting guidance (ASC 740, *Income Taxes*). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Uncertain tax positions are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to the management's judgment.

Fair value of financial instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2013. The respective carrying value of certain on-balance-sheet financial instruments approximates their fair values. These financial instruments include cash, receivables from broker-dealers and clearing organizations, other securities, receivables from employees, accounts payable and accrued expenses, securities sold, not yet purchased, and payables to broker-dealers and clearing organizations. Fair values are assumed to approximate carrying values for these items because they are short term in nature.

NOTE 2 – RECEIVABLES FROM AND PAYABLES BROKER-DEALERS AND CLEARING ORGANIZATIONS

During 2013, the Company had fully disclosed clearing agreements with five clearing organizations: Apex Clearing Corporation (formerly known as Penson Financial Services, Inc.), Lek Securities Corporation, Knight Capital Group, COR Clearing LLC, and Industrial & Commercial Bank of China Financial Services. Apex and Lek provided clearing services throughout 2013, Knight provided clearing services until May 2013, the COR agreement became effective in January 2013 and the ICBC agreement in March 2013. Each agreement states that the agent clears securities transactions for the Company's customers and also performs certain "back office" functions for the Company. These functions include, among other things, processing customer orders as they are transmitted to the clearing agent, preparing and mailing transaction confirmations and customer statements directly to the customers and performing all cashiering functions for customer accounts.

The Company receives commission and fee income from the clearing agents based on the number and size of transactions. The Company generally pays all costs associated with transactions executed through the clearing agents plus a fee per transaction based on the amount of business transacted during the month. Each agreement requires that the Company maintain a cash deposit with the agent. At year end, the cash deposits totaled $506,851; $57,199 deposited with Apex, $99,652 deposited with Lek, $100,000 deposited with COR and $250,000 deposited with ICBC. These deposits were included in receivables from broker-dealers and clearing organizations at December 31, 2013.

It is the Company's policy to continually review the performance of its clearing agents to ascertain their credit standing and financial viability. The Company may be exposed to risk if a clearing agent is unable to continue to perform under their agreement. Based upon future circumstances, the Company may add or delete one or more clearing organizations.

Receivables from and payables to broker-dealers and clearing organizations at December 31, 2013, consist of the following:

	Receivables	Payables
Receivable from clearing organizations	$ 509,220	$ -
Payable to clearing organizations	-	849,379
Fees and commissions receivable	2,337,873	-
	$ 2,847,093	$ 849,379

NOTE 3 – DISCLOSURES ABOUT FAIR VALUE OF ASSETS AND LIABILITIES

ASC Topic 820, *Fair Value Measurements*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also specifies a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying balance sheets measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2013:

		December 31, 2013 Fair Value Measurements Using		
	Fair Value	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Other securities	$ 740,977	$ 740,977	$ -	$ -
Securities sold, not yet purchased	$(1,064,024)	$(1,064,024)	$ -	$ -

NOTE 4 – PROPERTY AND EQUIPMENT

The following is a summary of property and equipment as of December 31, 2013:

Leasehold improvements	$	70,995
Computer equipment		70,480
Furniture and fixtures		126,383
Office equipment		47,473
Other		1,000
		316,331
Less accumulated depreciation		(138,610)
Net property and equipment	$	177,721

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $1,233,607, which was $889,107 in excess of its required net capital of $344,500. The Company's ratio of aggregate indebtedness to the net capital was 121%.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Leases

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. Aggregate annual rentals for office space at December 31, 2013, are approximately as listed as follows:

2014	$	155,933
2015		123,829
2016		123,829
2017		123,829
2018 and beyond		165,106
	$	692,526

Total rent expense for the year ended December 31, 2013, was $51,205.

NOTE 6 – COMMITMENTS AND CONTINGENCIES (continued)

Litigation and Regulatory Compliance

The Company is subject to both regulatory and legal claims and lawsuits that arise primarily in the ordinary course of business. The Company has an accrual totaling $97,500, included in accrued liabilities, for disgorgement of profits related to an ongoing regulatory case. This case is not yet final; however, the Company believes it is more likely than not the accrued amount will be due. It is the opinion of management that the disposition or ultimate resolution of any other such claims and lawsuits will not have a material adverse effect on the consolidated financial position, results of operations and cash flows of the Company.

NOTE 7 – CONCENTRATIONS OF CREDIT RISK

In the normal course of business the Company's customer activities involve the execution and settlement of various customer securities that settle in accordance with industry practices, which for most securities, is currently three business days after the trade date. These activities may expose the Company to off-balance sheet credit and market risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company is required to purchase or sell the financial instrument underlying the contract at a loss. The risk of default depends on the creditworthiness of the customer or issuer of the financial instrument held as collateral.

NOTE 8 – INCOME TAXES

The Company files income tax returns in the U.S. Federal jurisdiction and certain states. With a few exceptions, the Company is no longer subject to Federal, state and local income tax examinations by tax authorities for years before 2009.

Included in the tax effect is a Federal tax rate of 34% and State tax rate of 8.84%. As of December 31, 2013, the Company's current estimated income tax payable is $14,872.

The benefit for income taxes includes these components:

Current expense	$	14,872
Deferred income (benefit)		(30,501)
Income tax expense (benefit)	$	(15,629)

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

Computed at the statutory rate (34%)	$	(25,635)
Increase (decrease) resulting from		
Nondeductible expenses		2,273
State income taxes		824
Changes in the deferred tax asset valuation allowance		7,290
Other		(381)
Actual tax expense (benefit)	$	(15,629)

NOTE 8 – INCOME TAXES (continued)

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

Deferred tax assets	
Net operating loss carryforwards	$ 7,814
	7,814
Deferred tax liabilities	
Depreciation	(53,401)
Unrealized gains on available-for-sale securities	60,691
Net deferred tax asset (liability) before valuation allowance	7,290
Valuation allowance	
Beginning balance	(44,099)
(Increase) decrease during the period	36,809
Ending balance	(7,290)
Net deferred tax asset (liability)	$ -

The Company also has unused state operating loss carryforwards of approximately $88,000, which begin to expire in 2030. The state operating loss carryforwards result in a deferred tax asset that has been fully reserved due to uncertainty of their realization in future years.

NOTE 9 – RELATED PARTY TRANSACTIONS

The Company occasionally has made advances to employees. Receivables from employees totaled $43,128 as of December 31, 2013. Additionally, the Company has advanced money to a stockholder. The Company has a due from stockholder totaling $112,905 as of December 31, 2013.

The Company has a subordinated loan with a stockholder. In 2009, the stockholder loaned the Company $100,000 in the form of an unsecured promissory note that is due on or before June 30, 2014. The loan is non-interest bearing and the outstanding balance as of December 31, 2013 totaled $100,000.

The Company has a subordinated loan with an employee. In October 2013, the employee loaned the Company $1,000,000 in the form of an unsecured promissory note that is due on or before October 31, 2014. The loan bears interest at a rate of 0.011% per annum and the outstanding balance as of December 31, 2013 totaled $1,000,000. In addition to the subordinated loan, the employee has a trading deposit with the Company totaling $112,836.

NOTE 10 – SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 28, 2014, which is the date the financial statements were available to be issued.

Burt Martin Arnold Securities, Inc.
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
December 31, 2013

Stockholder's equity per Statement of Financial Condition		$ 805,218
Add:	Subordinated debt	1,100,000
Less:	Total nonallowable assets	(373,585)
	Haircuts on marketable securities	(298,026)
Net Capital		$ 1,233,607
Aggregate indebtedness - items included in financial statements		$ 1,489,720
Basic net capital requirement		$ 344,500
Excess net capital		$ 889,107
Ratio aggregate indebtedness to net capital		121%

Net capital as reported in Company's Part II (unaudited) FOCUS Report as of December 31, 2013:		$ 1,396,695
Audit adjustments:		
	Provision for amounts due regulatory agency	(97,500)
	Additional accrual recorded	(60,000)
	Provision for income taxes	(5,588)
Net capital as of December 31, 2013		$ 1,233,607

Burt Martin Arnold Securities, Inc.
Schedule III - Computation For Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3
December 31, 2013

Burt Martin Arnold Securities, Inc. operates pursuant to the Section K (2)(ii) exemption provision of the Securities and Exchange Commission Rule 15c3-3, of the customer protection rules, and does not hold customer funds or securities. Therefore, there are no reserve requirements and no possession and control requirements.

StarkSchenkein, LLP
BUSINESS ADVISORS & CPAs

Independent Auditors' Report on Internal Control Required by Rule 17a-5 Of the Securities and Exchange Commission

To the Board of Directors of
Burt Martin Arnold Securities, Inc.

In planning and performing our audit of the financial statements of Burt Martin Arnold Securities, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3600 South Yosemite Street | Suite 600 | Denver, CO 80237 | P: 303.694.6700 | TF: 888.766.3985 | F: 303.694.6761 | www.starkcpas.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Karl Schunkeu, CPA

Denver, Colorado
February 28, 2014

StarkSchenkein, LLP
BUSINESS ADVISORS & CPAs

Independent Accountants' Report on SIPC Annual Assessment Required under SEC Rule 17a-5(e)(4)

To the Board of Directors of
Burt Martin Arnold Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Burt Martin Arnold Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Burt Martin Arnold Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Burt Martin Arnold Securities, Inc.'s management is responsible for the Burt Martin Arnold Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

StarkSchenkein, LLP

Denver, Colorado
February 28, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053073 FINRA DEC
BURT MARTIN ARNOLD SECURITIES INC 18*18
D/B/A BMA SECURITIES
608 SILVER SPUR RD STE 100
ROLLING HILLS ESTATES CA 90274-3704

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
DUDLEY MUTH 310.544.3545

2. A. General Assessment (item 2e from page 2) $ 23,290

B. Less payment made with SIPC-6 filed (**exclude interest**) (6,663)
7/30/2013
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 16,627

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 16,627

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BMA SECURITIES
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the 25TH day of FEBRUARY, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 10,422,991
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	< 75,299>
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	< 924,112>
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	< 107,500>
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	<1,106,911>
2d. SIPC Net Operating Revenues	$ 9,316,080
2e. General Assessment @ .0025	$ 23,290

(to page 1, line 2.A.)